Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pretax income	$370,351	$402,600	$245,206	245,283	225,140
Add fixed charges as adjusted (from below)	182,484	188,362	150,410	142,634	140,798
	$552,835	$590,962	$395,616	$387,917	$365,938
Fixed charges:
Interest expense:
Corporate	163,463	168,746	136,917	130,163	129,346
Amortization of deferred financing costs	9,434	8,825	5,443	4,905	4,436
1/3 of rental expense	9,587	10,791	8,050	7,566	7,016
Fixed charges	$182,484	$188,362	$150,410	$142,634	$140,798
Ratio (earnings divided by fixed charges)	3.03	3.14	2.63	2.72	2.60